SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment 4)*


                                  Spectrx, Inc.
                                 --------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    847635109
                                    ---------
                                 (CUSIP Number)

                   August 2, 2004 (Date of Event Which Requires
             Filing of this Statement) Check the appropriate box to
              designate the rule pursuant to which this schedule is
                                     filed:
                                (X) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

---------------------------------------------------------------
1)       Name of Reporting Person           Safeco Corporation
         S.S. or I.R.S. Identification
         No. of Above Person
---------------------------------------------------------------
2)       Check the Appropriate Box          (a)
         if a Member of a Group              ___________________________
         (See Instructions)                 (b)
---------------------------------------------------------------
3)       SEC Use Only
---------------------------------------------------------------
4)       Citizenship or Place of Organization   State of Washington
---------------------------------------------------------------
Number of       (5) Sole Voting
Shares Bene-         Power                  0
ficially           ___________________________________________________
Owned by       (6) Shared Voting
Reporting              Power                210,000
Person With       ___________________________________________________
                  (7) Sole Dispositive
                      Power                 0
                  ---------------------------------------------------
                  (8) Shared Dispositive
                      Power                 210,000
---------------------------------------------------------------
9)       Aggregate Amount Beneficially
         Owned by Reporting Person          210,000(1)
---------------------------------------------------------------
10)      Check if the Aggregate
         Amount in Row (9) Excludes
         Certain Shares (See Instructions)
---------------------------------------------------------------
11)      Percent of Class Represented
         by Amount in Row 9                 1.8%
---------------------------------------------------------------
12)      Type of Reporting Person           HC
         (See Instructions)
_______________________________________________________________

---------

1 The Reporting Person disclaims any beneficial ownership of the shares reported on this 13G. The reported shares are owned beneficially by an employee benefit plan for which the Reporting Person is a plan sponsor.

Item 1(a).        Name of Issuer:  See front cover

Item 1(b).        Address of Issuer Principal Executive Offices:

                     6025A Unity Drive, Norcross, GA  30071

Item 2(a).        Name of Person(s) Filing:  See Item 1 on cover page (page 2).

Item 2(b).        Address of Principal Business Office or, If None, Residence:

                  Safeco Corporation:  Safeco Plaza, Seattle, WA  98185

Item 2(c).        Citizenship:   See Item 4 on cover page (page 2).

Item 2(d).        Title of Class of Securities:   See front cover page.

Item 2(e).        CUSIP Number:   See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the persons filing are:

         (a)      ( )Broker or Dealer registered under Section 15 of the Act.
         (b)      ( )Bank as defined in Section 3(a)(6) of the Act.
         (c)      ( )Insurance Company as defined in Section 3(a)(19)of the Act.
         (d)      ( )Investment Company registered under Section 8 of the
                     Investment Company Act of 1940.
         (e)      ( )Investment Advisor registered under Section 203 of the
                     Investment Advisers Act of 1940.
         (f)      ( )Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
         (g)      (X)Parent Holding Company in accordance with
                     Rule 13d-1(b)(ii)(G).
         (h)      ( ) Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.
         (i)      ( ) Church Plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
         (j)      ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership:

                  Items (a) through (c): See items 1 and 5-11 of the cover pages (page 2).

               Safeco Corporation expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement. The company is filing this statement because it is considered an indirect beneficial owner of such securities based on its sponsorship of an employee benefit plan which directly owns such shares.

Item 5.  Ownership of 5% or Less of a Class:

               As of August 2, 2004, Safeco Corporation has ceased to be a reporting person because it no longer is the beneficial owner of more than 5% of the common stock of Spectrx, Inc.


Item 6.  Ownership of More than 5% on Behalf of Another Person:  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Safeco   Corporation   is  the  plan   sponsor   of  the   Safeco
               401(k)/Profit Sharing Retirement Plan, the employee benefit plan that directly owns the reported shares.

               Safeco Asset Management Company was the subsidiary on which Safeco Corporation previously reported as a parent holding company. Safeco Asset Management Company is an investment adviser to several registered investment companies. Effective August 2, 2004, Safeco Corporation sold its ownership interest in Safeco Asset Management Company.


Item 8.  Identification and Classification of Members of the Group.
                Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 10, 2004                            Safeco Corporation


                                                     By /s/ Ronald L. Spaulding
                                                    ----------------------------
                                                            Ronald L. Spaulding
                                            Senior Vice President and Treasurer